January 12, 2006


Mail Stop 4561


Mr. Mark D. Ettenger
President
The Mills Corporation
1300 Wilson Boulevard, Suite 400
Arlington, VA  22209

      Re:	The Mills Corporation
      Form 8-K
      Filed January 6, 2006
      File No. 001-12994

Dear Mr. Ettenger:

	We have reviewed your Form 8-K for compliance with the form requirements and have the following comment(s).

1. Please amend your report to include all of the information required by Item 4.02(a)(2) of Form 8-K. If the required information is contained elsewhere, such as your press release in Exhibit 99.1, the information called for may be incorporated by reference in answer or partial answer to this Item 4.02. If so, please incorporate by reference in answer to Item 4.02 and specify, under Item 9.01, which exhibits, or portions of exhibits, are intended to be deemed filed rather than furnished. Refer to General Instructions B(2) and F to
Form 8-K.

2. We note from your press release filed as Exhibit 99.1 that a portion of the accounting error relates to the accounting for certain investments by MEI including equity versus loan accounting, impairment of loans, gain reversal on the sale of a partnership interest, and the timing of other various items. Please amend your report to include the information required by Item 4.02(a)(2) of Form
8-K, including an adequate description of the errors discovered, the periods in which they occurred and the facts underlying the conclusion to the extent known to you at the time of filing.

3. We note your disclosure in Item 2.05 regarding one-time restructuring charges that you anticipate recording in the fourth quarter of 2005 related to impairment charges associated with various predevelopment projects.  The nature of this charge does not appear
to meet the characteristics of "one-time" or "restructuring". As such, please amend your report to move the discussion under Item 2.05 to Item 2.06 and revise your description to be more consistent with the nature of the charge or further explain to us why your disclosure under Item 2.05 is appropriate and how you determined that such charge meets the characteristics of a one-time restructuring.


*  *  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You should file an amendment to the Form 8-K in response to these comments within five business days or tell us when you will provide us with a response.  You may contact Josh Forgione, at
(202)
551-3431, or me, at (202) 551-3403, if you have questions.


								Sincerely,



      Steven Jacobs
      Accounting Branch Chief

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Mr. Mark D. Ettenger
The Mills Corporation
January 11, 2006
Page 1